EXHIBIT 11.1

We consent to the use, in the Offering Statement on Form 1A of Med-X, Inc., a Nevada corporation, of our report dated April 20, 2017 on our audit of the balance sheet of Med-X, Inc. as of December 31, 2016 and 2015 and the related statements of operations, stockholders’ equity and cash flows for the period December 31, 2016 and 2015, and the reference to us under the caption “Financial Statements.”

/S/ MJF & Associates, APC

Certified Public Accountants

June 9, 2017

Los Angeles, California